Mail Stop 6010

February 8, 2007

Mr. Jeffrey A. Kupp
Chief Financial Officer
Microtune, Inc.
2201 10th Street
Plano, Texas 75074

> RE: **Microtune, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 3, 2006**
> **File No. 000-31029-40**
> **Form 10-Q for the quarter ended September 30, 2006**
> **Filed January 22, 2007**

Dear Mr. Kupp:

In connection with our financial statement only review of Microtune, Inc.'s 2005 Form 10-K and subsequent Exchange Act filings, we have the following additional accounting comments.

Form 10-Q for the quarterly period ended September 30, 2006

Consolidated Statement of Operations, page 4

1. Please revise your statement of operations in future filings to remove the note regarding the amount of stock-based compensation expense under SFAS 123R included in net income. Refer to the guidance in SAB 107.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief